

Mail Stop 3233

November 28, 2017

Via E-Mail
Brian Dally
President, Chief Executive Officer and Director
Groundfloor Finance Inc.
75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308

> **Re: Groundfloor Finance Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 30, 2017**
> **File No. 024-10758**

Dear Mr. Dally:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us how the mandatory Common Stock Voting Agreement is consistent with state law.

2. It appears that there may be a material disparity between the public offering price and the cash cost to officers, directors, promoters, and affiliated persons for shares acquired during the past year or that they have a right to acquire. Please provide the dilution disclosure required by Item 4 of Form 1-A or tell us why you believe this disclosure is not required.

3. Please state briefly the location and general character of your material physical property and describe how such property is held. See Item 8 of Form 1-A.

Cover page

4. We note your disclosure that you "intend to limit the offer and sale of [your] Common Stock in this offering solely to accredited investors." However, in the last paragraph on this page and elsewhere in this offering circular, you state that you will sell to accredited and non-accredited investors. Please reconcile your disclosure.

5. We note your disclosure that the "aggregate initial offering price of the Groundfloor Common Stock will not exceed $25,000,000 in any 12-month period." We further note that you are simultaneously seeking qualification of an offering circular relating to a Tier 2 offering of your limited recourse obligations. Please revise your disclosure to clarify that sales of your common stock and LROs combined may not exceed $50,000,000 within a 12-month period.

Offering Circular Summary

Strategy, page 5

6. You state that "Borrowers may use a portion of the proceeds from the Loan to offset a portion of the purchase price of the property, works completed, or equity." Please revise to clarify what you mean by "equity" in this context.

Recent Developments, page 6

7. We note your disclosure that you have entered into a loan purchase agreement with Direct Access Capital, LLC, pursuant to which Direct Access Capital, LLC may purchase up to $100,000,000 of your loans. Please provide your analysis as to whether the sale of your loans to Direct Access Capital, LLC constitutes a sale of "securities" and, if so, how the sales of these loans will be in compliance with Section 5 of the Securities Act. Please refer to *Reves v. Ernst & Young*, 494 U.S. 56 (1990). Additionally, please file this agreement or incorporate it by reference in your Exhibit Index. Refer to Item 17(6) of Form 1-A.

Risk Factors

You are required to indemnify us for losses that may arise out of representations made, and covenants given, to us in the documents you enter into through the Groundfloor Platform, page 11

8. Please clarify if there is any limit to an investor's indemnification obligation, such as the value of the Groundfloor common stock held by such investor.

<u>If we do not successfully implement a liquidity transaction, you may have to hold your</u>
<u>investment for an indefinite period, page 11</u>

9.   We note your disclosure in this risk factor stating that you "presently intend to list the
        Groundfloor Common Stock on a stock exchange or other trading market at some point in
        the future." We further note your disclosure in the risk factor immediately preceding this
        risk factor that you "currently have no plans to list [your] shares on a stock exchange or
        other trading market" and your disclosure on page 10 under the heading "Shares of the
        Groundfloor Common Stock will not be listed on any securities exchange, and no liquid
        market for the Groundfloor Common Stock is expected to develop." Please revise to
        reconcile these disclosures or advise us why no reconciliation is needed.

<u>The Groundfloor Common Stock is subject to restrictions on transfer and a company repurchase</u>
<u>option, both of which could restrict your ability to sell your shares or realize a profit on your</u>
<u>shares, page 12</u>

10.   We note your reference in this risk factor to a "company repurchase option." Please
        revise to describe the company repurchase option, or include a cross reference to another
        section where this option is described.

<u>Use of Proceeds, page 22</u>

11.   We note your disclosure in this section that you plan to use the proceeds of this offering
        for general corporate expenses. However, we note that elsewhere, including on the cover
        page, you state that you intend to use the proceeds of this offering to fund loans and for
        general corporate purposes. Please revise your disclosure in this section to reflect that
        you intend to fund loans with the proceeds of this offering. Please make similar revisions
        to the disclosure under the heading "Use of Proceeds" on page 57 of your offering
        circular.

<u>About the Groundfloor Platform, page 23</u>

12.   We note your disclosure under the heading "Our Business" stating "[t]hrough our wholly-
        owned subsidiary, Groudfloor Real Estate I, LLC, we offer term financing for the
        acquisition and development of real estate projects . . . ." Please revise to clarify and
        describe in further detail Groundfloor Real Estate I, LLC's role in your financing
        business.

13.   You state that in some circumstances, you may permit a portion of the proceeds from a
        Loan to be used as a general credit facility for the business. The offering circular more
        globally characterizes the underlying Loans as project finance commercial loans. Please
        revise to remove the reference to providing general credit facility loans or tell us how the
        current disclosure framework is appropriate in this situation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

14.	We note your disclosure on page 43 that your "Revolver will mature on October 31, 2017 unless the lender agrees to extend the maturity of its loans under the Revolver." Please revise your disclosure to update the status of the Revolver.

Interest of Management and Others in Certain Transactions

Series A Financing, page 54

15.	We note your description of the Voting Agreement with the holders of your preferred stock. Please file this agreement or incorporate it by reference in your Exhibit Index. Refer to Item 17(3) of Form 1-A.

ISB Note, page 55

16.	Please disclose the exercise price of the warrants issued to ISB in connection with the third amendment to the ISB Note.

Groundfloor Platform

Structure of Investor Accounts and Treatment of Your Balances, page 58

17.	We note that investors must create a funding account maintained on the Groundfloor Platform before purchasing common stock, and that "[t]his funding account is a non-interest bearing demand deposit pooled account currently established at the FBO Servicer, Wells Fargo, "for the benefit of" all Groundfloor Investors." Please include risk factor disclosure describing any significant risks to investors arising from this arrangement, including in the event of a bankruptcy or similar proceeding. Refer to Item 3(b) of Form 1-A.

Tax Treatment, page 59

18.	You state common stockholders may receive interest income. We note prior disclosure indicating that you do not anticipate paying cash dividends and are unable to locate other disclosure regarding your plan to issue interest to common stockholders. Please revise to ensure the terms of the common stock are clearly and consistently presented throughout the offering circular.

Securities Being Offered, page 59

19.   Please provide the disclosure required by Item 14(a) of Form 1-A for all classes of capital stock outstanding. Describe the restrictions on transfer and discuss the limitations on a common stockholder's voting rights resulting from the Common Stock Voting Agreement. In this regard, your disclosure on page 10 explains that stockholders are required to vote their shares for Messrs. Dally and Bhargava as directors of the company as long as they hold at least 5% of your voting stock. You also state, on page 10, that the Common Stock Voting Agreement will potentially impact how stockholders vote for other matters, such as significant corporation transactions, including a merger or sale of the company or its assets. Please revise to explain all material limitations on a common stockholder's voting rights resulting from the Common Stock Voting Agreement.

Plan of Distribution

Subscribing for Groundfloor Common Stock , page 61

20.   You state that in order to subscribe to purchase common stock, an investor must complete an executed subscription agreement and provide funds for its subscription amount. Based on your disclosure on page 10, it appears that a prospective investor must also agree to the terms of the Common Stock Voting Agreement. Please revise to ensure consistency.

State Law Exemption and Offerings to "Qualified Purchasers," page 61

21.   The second sentence in this section provides that, as a Tier 2 offering, this offering will be exempt from state "Blue Sky law review, "to the extent that our Notes offered hereby are offered and sold only to 'qualified purchasers' or at a time when our Groundfloor Common Stock are listed on a national securities exchange." This sentence is confusing since your offering relates to common stock, not notes, and your common stock will not be listed on a national securities exchange. Please revise, as necessary, to reconcile with disclosure elsewhere in your offering circular.

Financial Statements

General

22.   Please tell us how you have met the disclosure requirements of ASC Topic 310-10-50. In particular, explain to us how you have met the disclosure requirements related to credit quality information found in ASC Topic 310-10-50-27 through ASC Topic 310-10-50-30.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3215 with any other questions.

                                                Sincerely,

                                                /s/ Kim McManus

                                                Kim McManus
                                                Senior Attorney
                                                Office of Real Estate and
                                                Commodities

cc: Nick Bhargava